SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 10)

                   Under the Securities Exchange Act of 1934*


                                 PHH Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693320202
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Alan Fournier
                         Pennant Capital Management, LLC
                            26 Main Street, Suite 203
                                Chatham, NJ 07928
                                 (973) 701-1100
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 1, 2009
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 693320202                                           Page 2 of 9 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Pennant Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,407,141
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,407,141
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,407,141
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 693320202                                           Page 3 of 9 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Pennant Windward Master Fund, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    3,791,050
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,791,050
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,791,050
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.97%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 693320202                                           Page 4 of 9 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Pennant General Partner L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,407,141
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,407,141
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,407,141
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 693320202                                           Page 5 of 9 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Alan Fournier
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,407,141
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,407,141
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,407,141
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 10 (this "Amendment No. 10") to Schedule 13D is filed on behalf of Pennant Capital Management, LLC, a Delaware limited liability company ("Pennant Capital"), Pennant Windward Master Fund, L.P., a Cayman Islands exempted limited partnership ("Windward Master Fund"), Pennant General Partner L.L.C., a Delaware limited liability company ("Pennant GP"), and Alan Fournier, a United States citizen ("Mr. Fournier," and together with Pennant Capital, Windward Master Fund and Pennant GP, the "Reporting Persons"), and further amends the Schedule 13D originally filed by Pennant Capital and Mr. Fournier on March 22, 2007, as amended by Amendment No. 1 thereto filed on April 30, 2007, Amendment No. 2 thereto filed on June 20, 2007, Amendment No. 3 thereto filed on August 3, 2007, Amendment No. 4 thereto filed on August 10, 2007, Amendment No. 5 thereto filed on August 15, 2008, Amendment No. 6 thereto filed on September 17, 2008, Amendment No. 7 thereto filed on October 9, 2008, Amendment No. 8 thereto filed on November 25, 2008 and Amendment 9 thereto filed on March 9, 2009 (the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of PHH Corporation, a Maryland corporation (the "Issuer"). Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Schedule 13D.

     This Amendment No. 10 is being filed to include Windward Master Fund and Pennant GP as joint filers of the Schedule 13D. On July 1, 2009, pursuant to an internal reorganization of the Funds (the "Internal Reorganization"), certain of the Funds transferred the shares of Common Stock directly owned by them to Windward Master Fund and another Fund in exchange for limited partnership interests in Windward Master Fund and the other Fund. As a result, Windward Master Fund may be deemed to have beneficial ownership of more than 5% of the Common Stock. As hereafter used in this Amendment No. 10, the term "Funds" refers to Windward Master Fund and any other investment fund managed by Pennant Capital that, after giving effect to the Internal Reorganization, directly holds shares of Common Stock.

     Pennant GP is the general partner of each of the Funds (including Windward Master Fund) and as such may be deemed to have beneficial ownership over the Common Stock owned by such Funds. Pennant Capital and Mr. Fournier may be deemed to have beneficial ownership over the Common Stock held by the Funds (including Windward Master Fund) by virtue of the authority granted to them by the Funds to vote and to dispose the Common Stock. Other than Windward Master Fund, none of the Funds beneficially owns more than 5% of the outstanding Common Stock.

Item 2.   Identity and Background.

     Item 2(a) of the Schedule 13D is hereby amended by adding the following thereto:

     Pennant Windward Master Fund, L.P. ( "Windward Master Fund") is organized as an exempted limited partnership under the laws of the Cayman Islands. Pennant General Partner L.L.C. ("Pennant GP") is organized as a limited liability company under the laws of the State of Delaware.

     Item 2(b) of the Schedule 13D is hereby amended by adding the following thereto:

     The address of the principal business and principal office of Windward Master Fund is c/o 26 Main Street, Suite 203, Chatham, NJ 07928. The address of the principal business and principal office of Pennant GP is 26 Main Street, Suite 203, Chatham, NJ 07928.

     Item 2(c) of the Schedule 13D is hereby amended by adding the following thereto:

     The principal business of Windward Master Fund is to invest and trade in securities. The principal business of Pennant GP is to serve as the general partner of Windward Master Fund and certain other Funds.

     Item 2(d) of the Schedule 13D is hereby amended by adding the following thereto:

     Neither Windward Master Fund nor, to the best of its knowledge, any of its directors, executive officers or general partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Pennant GP nor, to the best of its knowledge, any of its directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Item 2(e) of the Schedule 13D is hereby amended by adding the following thereto:

     Neither Windward Master Fund nor, to the best of its knowledge, any of its directors, executive officers or general partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Neither Pennant GP nor, to the best of its knowledge, any of its directors, executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by adding the following thereto:

     Windward Master Fund acquired all of the Common Stock beneficially owned by it in exchange for issuing its limited partnership interests to certain Funds that transferred their respective shares of Common Stock to it.

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     Windward Master Fund acquired beneficial ownership of the shares of Common Stock reported as beneficially owned by it in connection with the Internal Reorganization. Prior to the Internal Reorganization, Pennant GP had beneficially owned less than 5% of the outstanding Common Stock in its capacity as general partner of certain investment funds managed by Pennant Capital. As a result of the Internal Reorganization, Pennant GP's beneficial ownership of the Common Stock increased because it became the general partner of each of the Funds. Neither Windward Master Fund nor Pennant GP has any present plans or proposals that relate to or would result in any of the matters required to be described in Item 4 of Schedule 13D. Windward Master Fund and Pennant GP may, at any time, review and reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters.

Item 5.   Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date hereof, each of Pennant Capital, Mr. Fournier and Pennant GP beneficially owns 5,407,141 shares of Common Stock, representing 9.97% of the outstanding shares of Common Stock, based upon the 54,388,877 shares of Common Stock outstanding as of April 22, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission on May 1, 2009 (the "Reported Share Number"). Except as stated otherwise, the percentages used herein and in the rest of this Schedule 13D are calculated based upon the Reported Share Number.

     As of the date hereof, Windward Master Fund directly beneficially owns 3,791,050 shares of Common Stock representing 6.97% of the Reported Share Number. None of the other individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

     Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

     Pennant Capital is the manager of each of the Funds, and Pennant GP is the general partner of each of the Funds. Mr. Fournier is the managing member of, and thereby controls, each of Pennant Capital and Pennant GP. As such, Pennant Capital, Pennant GP and Mr. Fournier share voting control and investment discretion over the 5,407,141 shares of Common Stock held directly by the Funds (including the 3,791,050 shares of Common Stock held directly by Windward Master
Fund).

     (c) Item 5(c) of the Schedule 13D is hereby amended by adding the following thereto:

     Effective as of July 1, 2009, investment funds managed by Pennant Capital transferred an aggregate of 5,407,141 shares of Common Stock to Windward Master Fund and another Fund in exchange for limited partnership interests in Windward Master Fund and such other Fund.

     In addition, Appendix I hereto sets forth certain information with respect to transactions by the investment funds managed by Pennant Capital (at the direction of Pennant Capital and Mr. Fournier) in Common Stock during the past 60 days. Appendix II hereto sets forth certain information with respect to transactions during the past 60 days by Windward Master Fund (at the direction of Pennant Capital, Mr. Fournier and Pennant GP) in Common Stock. Except as set forth herein, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     Item 5(d) of the Schedule 13D is hereby amended and restated as follows:

     (d) Other than the Funds, which directly hold the shares of Common Stock, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by the Funds.

     Item 5(d) of the Schedule 13D is hereby amended and restated as follows:

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     On July 1, 2009, in connection with the Internal Reorganization, all of the previously reported cash-settled swap agreements to which the investment funds managed by Pennant Capital were a party and for which the Common Stock is the reference security were transferred, with the consent of the counterparty thereto, to Windward Master Fund and another Fund. Under each of these standardized, cash-settled swap agreements, Windward Master Fund and the other Fund (as assignees of the swap agreements) have taken the "long" side of the swap (to the extent of 882,230 notional shares of Common Stock in the case of Windward Master Fund) and therefore are entitled to the economic benefits, and are subject to the economic risks, of owning the Common Stock, but have no rights or powers with respect to any shares of Common Stock as a result of the agreements. Neither Pennant Capital, Mr. Fournier, Pennant GP nor any of the Funds is the beneficial owner of any shares of Common Stock as a result of the swap agreements described above, and, accordingly, the number of shares of Common Stock stated as beneficially owned by the Reporting Persons in this
Schedule 13D does not include any ownership as a result of such swap agreements.

Item 7.   Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement, dated as of July 13, 2009, by and among Pennant Capital Management, LLC, Alan Fournier, Pennant Windward Master Fund, L.P. and Pennant General Partner L.L.C.




                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 13, 2009



                                        PENNANT CAPITAL MANAGEMENT LLC


                                        By:  /s/ Alan Fournier
                                             -----------------------------------
                                             Alan Fournier, Managing Member



                                        PENNANT WINDWARD MASTER FUND, L.P.
                                        By:  Pennant General Partner L.L.C.


                                        By:  /s/ Keith Richardson
                                             -----------------------------------
                                             Name:   Keith Richardson
                                             Title:  Chief Financial Officer


                                        PENNANT GENERAL PARTNER L.L.C.


                                        By:  /s/ Keith Richardson
                                             -----------------------------------
                                             Name:   Keith Richardson
                                             Title:  Chief Financial Officer



                                        By:  /s/ Alan Fournier
                                             -----------------------------------
                                             Alan Fournier




               [SIGNATURE PAGE TO AMENDMENT NO. 10 TO SCHEDULE 13D
                        WITH RESPECT TO PHH CORPORATION]

                                   Appendix I

       TRANSACTIONS EFFECTED BY THE FUNDS IN COMMON STOCK DURING THE PAST
                                   SIXTY DAYS

    (All transactions were regular market transactions effected on the NYSE)

      Date           Transaction          Shares           Price Per Share($)
      ----           -----------          ------           ------------------

---------------- ------------------- ----------------- -------------------------
    5/1/2009             SELL            41,525.00                16.77
---------------- ------------------- ----------------- -------------------------
    5/1/2009             SELL             4,881.00                16.77
---------------- ------------------- ----------------- -------------------------
    5/1/2009             SELL             6,675.00                16.77
---------------- ------------------- ----------------- -------------------------
    5/1/2009             SELL             1,067.00                16.77
---------------- ------------------- ----------------- -------------------------
    5/1/2009              BUY            75,666.00                16.79
---------------- ------------------- ----------------- -------------------------
    5/1/2009             SELL            21,518.00                16.77
---------------- ------------------- ----------------- -------------------------
    7/1/2009             SELL            184,614.00               18.17
---------------- ------------------- ----------------- -------------------------
    7/1/2009             SELL            19,985.00                18.17
---------------- ------------------- ----------------- -------------------------
    7/1/2009              BUY            204,599.00               18.18
---------------- ------------------- ----------------- -------------------------
    7/1/2009              BUY            135,666.00               18.18
---------------- ------------------- ----------------- -------------------------
    7/1/2009             SELL            135,666.00               18.17
---------------- ------------------- ----------------- -------------------------

                                   Appendix II

          TRANSACTIONS EFFECTED BY WINDWARD MASTER FUND IN COMMON STOCK
                           DURING THE PAST SIXTY DAYS

    (All transactions were regular market transactions effected on the NYSE)

      Date           Transaction          Shares           Price Per Share($)
      ----           -----------          ------           ------------------

---------------- ------------------- ----------------- -------------------------
    7/1/2009              BUY            204,599.00               18.18
---------------- ------------------- ----------------- -------------------------
    7/1/2009              BUY            135,666.00               18.18
---------------- ------------------- ----------------- -------------------------
    7/1/2009             SELL            135,666.00               18.17
---------------- ------------------- ----------------- -------------------------